Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57682-12

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Direct Line: (604) 691-7439
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E-Mail: akagna@lmls.com

August 11, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP: 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Ms. Pamela A. Long, Assistant Director and Mr. Matt Franker, Staff Attorney

Dear Sirs/Mesdames:

ITonis Inc.
Amendment No. 1 to Form SB-2
Filed June 27, 2006
SEC File No. 333-134032

We write on behalf of ITonis Inc. (the “Company” or “ITonis”) in response to the Staff’s letter of July 10, 2006 signed by Ms. Pamela A. Long, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 2 to the Registration Statement on Form SB-2 (as revised, the “Form SB-2/A2”). We enclose with this letter two copies of the Form SB-2/A2, plus two copies that have been redlined to show the changes from the previous Form SB-2 filing.

In addition to the Form SB-2/A2, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form SB-2/A2.

General

1.

We note you completed a one for two consolidation of your outstanding shares of common stock on June 15, 2006. Revise your financial statements to retroactively reflect this change in your financial statements and provide the disclosure requirements of SAB Topic 4C.

In response to Staff’s comments, the Company has amended its audited financial statements for the year ended November 30, 2005 to retroactively reflect the one for two consolidation of its outstanding shares on June 15, 2006. The unaudited interim financial statements for the six months ended May 31, 2006 also reflect the share consolidation.

Use of Proceeds, page 12

2.

We note your response to comment 6 of our letter dated June 8, 2006. Please revise your cross-reference in this discussion to also include your discussion under Results of Operations, as it is your discussion in this section that addresses your expenditures.

In response to Staff’s comments, the Company has revised the cross-reference to include the discussion under Results of Operations.

Security Ownership of Certain Beneficial Owners and Management, page 23

3.

We note your response to comment 11 of our letter dated June 8, 2006. Please revise to disclose whether Onyx Trading or Messrs. Lavaud, Kral, and Bucinsky have the power to vote or direct the voting of these securities. If Onyx Trading maintains voting control over the securities, please revise your prospectus to disclose Onyx as the beneficial owner of these shares. See Exchange Act Rule 13d-3(a).

In response to Staff’s comments, the Company has disclosed that Messrs. Lavaud, Kral and Bucinsky have the power to vote the securities. As these individuals retain the voting power over the securities, no amendment has been made to disclose Onyx as the beneficial owner of these shares.

Key Competition, page 47

4.

We note your statement in response to comment 13 of our letter dated June 8, 2006, that “most” of your competitors have not developed video on-demand solutions that have been brought to market. Please revise to disclose whether you are aware of competitors that have begun marketing Internet-based on-demand video solutions and, if so, how their presence will affect your ability to compete as well as competitive conditions within the industry. To the extent that a competitor with a product that has been brought to market is significantly larger and/or has access to greater resources, please address these factors and consider revising the risk factor addressing competitive conditions that appears on page 7. In addition, please tell us why you believe naming such a competitor in your registration statement at this time is appropriate.

In response to Staff’s comments, the Company has amended the Key Competitors section of the Form SB-2 to indicate why it believes naming such competitors is appropriate and to clarify, with respect to each competitor identified, whether it is aware of that competitor having begun marketing Internet-based on-demand solutions and the expected impact their presence will have on the Company’s ability to compete and the industry generally. The Company has also revised this section and the risk factor relating to competitive conditions to address the potential for competitors with access to greater resources.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7439.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

ABK/lmr
Encls.

cc:	Ms. Tracey McKoy, Staff Accountant / Ms. Jeanne Baker, Assistant Chief Accountant
cc:	Mr. Matt Franker, Staff Attorney
cc:	ITonis Inc.
Attention: Mr. Nicolas Lavaud, CEO